Exhibit 99.1

Fury Drills High-Grade Gold at the Eau Claire Hinge Target; Exploration Drilling Resumes at Snake Lake

Toronto, Canada – August 4, 2021 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide results for eight core drill holes at the Eau Claire project located in the Eeyou Istchee Territory in the James Bay region of Quebec, including results from the Company’s deposit drilling and initial results from the western extension targets. Three of the drill holes focused on the previously untested Hinge target at the western limit of the Eau Claire deposit. Significant intercepts included 1.0 metre (m) of 12.81 g/t gold and 8.0m of 1.18 g/t gold, demonstrating that the Hinge target has both high-grade veins and broader zones of mineralization. All three holes encountered stacked zones of quartz tourmaline veining and associated amphibole-biotite alteration in the same iron rich basalt that hosts the current Eau Claire resource (Figure 1).

“We strongly believe that Eau Claire has the potential to expand considerably at the Hinge and Limb target areas, and through drilling along the Snake Lake structure. We are also very excited about our ongoing drill program at the 8km Raven shear zone at Committee Bay, with results expected in September,” commented Mike Timmins, President and CEO of Fury. “With four drill rigs turning in Quebec and Nunavut, we are looking forward to a robust second half of the year, with a lot more ounces to be discovered through exploration.”

Exploration Program Update
The first phase of the Eau Claire exploration program was primarily focused on deposit drilling and testing areas of potential resource expansion east and west of the deposit. This first phase of drilling is now complete, whereupon as planned, we are continuing drilling focused on areas with the highest growth potential. Fury is currently drilling to explore and expand upon the Snake Lake mineralized system, where the Company has been successful at delineating high-grade mineralization on step outs of up to 850m where 0.5m of 94.1 g/t gold was intersected (see Fury’s news release dated May 18, 2021). The second drill is currently testing the western Limb extension target where the Company is drilling veining and alteration consistent with that found within the Eau Claire resource. There is also the potential to add a third drill rig later in the year to focus on the expansion of mineralization at Percival and to test additional regional targets that are currently being groomed for winter drilling.

Resource Expansion Drilling
Fury is also pleased to report results from two resource expansion drill holes on the western Limb target, where eight stacked zones of mineralization were intersected in hole 21EC-026 and four stacked zones were encountered in hole 21EC-028 (Figure 2). Drill results from both holes meet the minimum mining width of 2m above the resource cut-off grade of 2.5 g/t gold1. Results from the western Limb resource expansion holes are presented below (Table 1). Mineralization in both drill holes is characterized by quartz-tourmaline veins and associated amphibole-biotite alteration that is spatially associated with quartz-feldspar porphyry dykes over a 150m width. Fury is highly encouraged by the presence of multiple stacked zones of mineralization and the potential to expand the resource in this area. The Company is currently drilling 250m step-out holes from the known resource based on strong geologic vectors encountered in drill holes 21EC-026 and 21EC-028 (Figure 2).

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In addition, two resource expansion holes targeting the high-grade eastern area of the deposit and outside of the current resource blocks, have intersected 1.29m of 14.27 g/t gold from drill hole 21EC-030 and 1.33m of 9.37 g/t gold from drill hole 21EC-025 (Figure 3). The Company’s resource expansion drill program has consistently expanded the deposit footprint to the east where the Company is currently focused on a 250m extension of the high-grade 204,000-ounce portion of the resource at 11.81 g/t gold (2.5 g/t cut-off grade)1.

Currently, there are four completed holes pending assay results from the Western Limb extension target, one hole from the Snake Lake target, and one 150-metre step out hole testing the eastern down plunge extension from the Eau Claire project (Figure 4). The Company anticipates results from these holes to be released during September and October.

“The initial drill holes targeting the western extensions of the deposit are highly encouraging as both the Hinge and Limb targets have yielded multiple stacked zones of gold mineralization within zones of quartz-tourmaline veining that clearly demonstrate an expanding deposit footprint. Fury’s technical team believes that further drilling on the Hinge and Limb targets is fully warranted to target the system where grade and width coalesce,” stated Michael Henrichsen, SVP, Exploration of Fury.

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Table 1: Eau Claire Drill Results
	Hole ID	From	To	Length (m)	True Thickness (m)	Au (g/t)
Eastern Resource Expansion1	21EC-025	165.5	167	1.5	1.15	1.95
		362.5	364	1.5	1.33	9.37
	21EC-030	379.5	381	1.5	1.29	14.27
	21EC-027	No Significant Intersections
	21EC-034	Results Pending
Western Limb Resource Expansion2	21EC-026	637.5	640.5	3	2.98	2.45
		655.5	657	1.5	1.49	2.54
		663	668	5	4.96	2.71
		698.5	700	1.5	1.49	4.63
		720	721.5	1.5	1.49	7.30
		747.5	751	3.5	3.49	3.21
		776.5	777.5	1.0	1.00	9.60
		995	996	1.0	0.99	4.70
	21EC-028	379	380	1.0	0.99	3.31
		533	533.5	0.5	0.5	4.95
		572.5	573.5	1.0	0.99	3.54
		586	591	5.0	4.97	2.6
		637	638.5	1.5	1.49	7.77
	21EC-036	Results Pending
	21EC-037	Results Pending
	21EC-038	Results Pending
	21EC-039	Results Pending
Hinge Exploration Target3	21EC-031	210	211	1.00	NA	3.47
		392	393.5	1.50	NA	2.77
		466	467	1.00	NA	2.38
		474	482	8.00	NA	1.18
	21EC-032	9.5	11	1.50	NA	8.50
		18	21	3.00	NA	3.07
		25.5	27	1.50	NA	1.82
		474	474.5	0.50	NA	4.55
		608.5	609.5	1.00	NA	12.81
	21EC-035	541.5	543	1.50	NA	1.57
		582	583	1.00	NA	2.02
		618	619.5	1.50	NA	1.56
Snake Lake Target	21SL-003	Results Pending
Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7g/t*m with grade is no less than 3.5g/t, maximum consecutive dilution 2m
1. True thickness calculation based on dip of 55° and dip azimuth of 191.5°
2. True thickness calculation based on dip of 43° and dip azimuth of 180°
3. Lengths are drill indicated core length, as insufficient drilling has been undertaken to determine true widths at this time.

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Eau Claire – 850 Zone Fold Hinge

Initial Drill Test

FURY GOLD MINES

A
A'
21EC-035
21EC-032
21EC-031
8.5 g/t Au over 1.5m
3.07 g/t Au over 3m
1.82 g/t Au over 1.5m
850 – Gold at top of magnesium-tholeiite
0m
-500m
3.47 g/t Au over 1m
2.77 g/t Au over 1.5m
2.38 g/t Au over 1m
1.18 g/t Au over 8m
1.57 g/t Au over 1.5m
2.02 g/t Au over 1m
1.56 g/t Au over 1.5m
4.55 g/t Au over 0.5m
12.81 g/t Au over 1m
250 m
1. Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m
Viewing Direction
850 Zone
450 Zone
A'
A
Plunge of Anticline
Fold Hinge Target
Limb Target
Legend
Released Drill Holes
Results Pending
Planned Drill Holes
Quartz Tourmaline Vein
Historical Drill Holes
Eau Claire 2018 Resource Model
Amphibole Bio Alteration
Geology
Basalt Flows Iron-Tholeiite Dominant
Basalt Flows Mixed Magnesium-Tholeiite/Iron-Tholeiite
Quartz Feldspar Phyric Intrusive
Sediment-epiclastic

Figure 1: Illustrates the Hinge target initial exploration drill holes which targeted the contact between magnesium and iron rich basalts that is the stratigraphic position hosting the bulk of the 450 zone resource at the Eau Claire deposit. Multiple stacked zones of quartz-tourmaline veining and broad zones of alteration were encountered in all three drill holes.

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Eau Claire – Western Deposit Extension Targets

Western Limb Resource Expansion

Oblique View
Outside of Resource Block
21EC-028
21EC-026

Legend
Au g/t
Drill Intercepts
Block Model²
30
10
2.5
1
Fury Drill Hole
Historical Drill Hole
3.31 g/t Au over 0.99m
4.95 g/t Au over 0.5m
3.54 g/t Au over 0.99m
2.60 g/t Au over 4.97m
7.77 g/t Au over 1.49m
2.45 g/t Au over 2.98m
2.54 g/t Au over 1.49m
2.71 g/t Au over 4.96m
4.63 g/t Au over 1.49m
7.30 g/t Au over 1.49m
3.21 g/t Au over 3.49m
9.60 g/t Au over 1m
Outside of Resource Block
4.70 g/t Au over 0.99m
21EC-026
21EC-028
100 m
1. Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7g/t*m with grade is no less than 3.5g/t, maximum consecutive dilution 2m; True thickness calculation based on dip of 43° and dip azimuth of 180°
2. Block Model: Inferred or higher category with gold grades >= 2.5 g/t, and with mineralized material >= 25% of the block volume

Results Pending
21EC-028
21EC-026
QFP?
250 x 250m Panel to test
250 m

850 Zone
450 Zone
A'
21EC-026
21EC-028
Plunge of Anticline
Fold Hinge Target
Limb Target

Figure 2: Illustrates the resource expansion intercepts at the western Limb target at the Eau Claire deposit as highlighted by the orange dashed ovals.

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Eau Claire Deposit Long Section

Resource Expansion and Exploration Drill Program

21EC-027
No significant intercept
20EC-005[1]
11.56 g/t Au over 6.04m
21EC-022[1]
23.27 g/t Au over 7.09m
21EC-025[1]
1.95 g/t Au over 1.15m
9.37 g/t Au over 1.33m
21EC-030[1]
14.27 g/t Au over 1.29m
20EC-002[1]
4.89 g/t Au over 2.94m
20EC-003[1]
8.87 g/t Au over 2.51m
Target Area
220m
21EC-019[1]
1.24 g/t Au over 1m
21EC-015[1]
2.06 g/t Au over 1m
4.05 g/t Au over 0.5m
21EC-013[1]
4.53 g/t Au over 1.42m
8.87 g/t Au over 2.88m
59.30 g/t Au over 0.96m
21EC-017[1]
2.41 g/t Au over 3.5m
incl. 4.86 g/t Au over 1m
2.96 g/t Au over 1.5m
incl. 7.1 g/t Au over 0.5m
Panel A
Legend
Newly Released Drill Hole
Previously Released Drill Hole
Historical Drill Hole
Drill Intercept & Block Model[2] Au g/t
10
5
2.5
1
0.5
Eau Claire Deposit
2018 Resource Model Drilling
Deposit plunge defined by drilling
2.5 g/t Au Cutoff
300 m
Infill Drilling
Exploration Drilling
B1
(20EC-006)

1. Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7g/t*m with grade is no less than 3.5g/t, maximum consecutive dilution 2m; True thickness calculation based on dip of 55° and dip azimuth of 191.5°
2. Block Model: Inferred or higher category with gold grades >= 2.5 g/t, and with mineralized material >= 25% of the block volume

Figure 3: Eau Claire Deposit long section depicting the resource block model and location of recent resource expansion drill holes

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Eau Claire – Deposit Trend Long Section

Western Extension Initital Results

Eau Claire Deposit
Snake Lake Target
21EC-035³:
1.57 g/t Au over 1.5m
2.02 g/t Au over 1m
1.56 g/t Au over 1.5m
21EC-032³:
8.5 g/t Au over 1.5m
3.07 g/t Au over 3m
1.82 g/t Au over 1.5m
4.55 g/t Au over 0.5m
12.81 g/t Au over 1m
21EC-031³:
3.47 g/t Au over 1m
2.77 g/t Au over 1.5m
2.38 g/t Au over 1m
1.18 g/t Au over 8m
Western Extension Fold Hinge Target
Results Pending
Western Extension Limb Target
Results Pending
Snake Lake
21SL-001²:
19.6 g/t Au over 0.5m
2.85 g/t Au over 5m
7.51 g/t Au over 2m
20EC-006¹:
1.21 g/t Au over 8m
incl. 2.59 g/t Au over 3m
Snake Lake Deep
21EC-018²:
94.1 g/t Au over 0.5m
Target A
Target B
21EC-010¹:
1.03 g/t Au over 1.5m
8.83 g/t Au over 1.5m
21EC-007¹:
15.3 g/t Au over 1m
Resource @ 2.5 g/t Au cutoff
Inferred: 204,310 oz @ 11.81 g/t Au
1 km down plunge exploration step-out
21EC-026²:
2.45 g/t Au over 2.98m
2.54 g/t Au over 1.49m
2.71 g/t Au over 4.96m
4.63 g/t Au over 1.49m
7.30 g/t Au over 1.49m
3.21 g/t Au over 3.49m
9.60 g/t Au over 1m
4.70 g/t Au over 0.99m
21EC-028²:
3.31 g/t Au over 0.99m
4.95 g/t Au over 0.5m
3.54 g/t Au over 0.99m
2.60 g/t Au over 4.97m
7.77 g/t Au over 1.49m
1 km
Legend
Released Drill Hole
Results Pending
Planned Drill Holes
Limit of Drilling
Eau Claire Target
Snake Lake Target
Interpolated g/t*m
50
30
15
7
2

1. Main intervals - no less than 2m of >= 0.25 g/t Au, maximum consecutive dilution 2m; Sub-intervals - no less than 1m of >= 1 g/t Au, maximum consecutive dilution 2m
2. Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m
3. Lengths are drill indicated core length, as insufficient drilling has been undertaken to determine true widths at this time.

Figure 4: Illustrates the long section of the Eau Claire deposit and Snake Lake target with drill holes highlighted with assays pending

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Technical Disclosure
Analytical samples for the Resource Expansion Drill Program were taken by sawing NQ and HQ diameter core into equal halves on site and sent one of the halves to Bureau Veritas (BV) lab in Timmins, ON (ISO/IEC 17025 accredited facility) for preparation and analysis. Preparation included crashing core sample to 90% < 2mm and pulverizing 1000g of crushed material to better than 85% < 75 microns. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (BV code FA450) and multi-element four acid digest ICP-AES/ICP-MS method (BV code MA200). Where FA450 results are greater than 5 ppm Au the assay is repeated with 50 g nominal weight fire assay with gravimetric finish (FA550-Au). QA/QC programs using internal and lab standard and blank samples, field and lab duplicates and re-assay indicate good overall accuracy and precision.

2002-2015 historical drill samples were taken by sawing NQ or HQ diameter core into equal halves on site with one half being sent to ALS Chemex in Sudbury, ON for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 5 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

2016-2019 historical drill samples were taken by sawing NQ or HQ diameter core into equal halves on site with one half being sent to ALS Chemex in Sudbury, ON for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 5 ppm Au, the assay was repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

1 See the technical report entitled “Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada” (the “Eau Claire Report”) dated effective February 4, 2018, prepared by Eugene Puritch, P.Eng., FEC, CET, Antoine Yassa, P.Geo., Andrew Bradfield, P.Eng., Allan Armitage, Ph.D., P.Geo., which can be found on the Company’s profile at www.sedar.com.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of National Instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

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About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Vice President, Investor Relations
Tel: (437) 500-2529
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language
This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". Forward-looking information is information that includes implied future performance and/or forecast information. Forward-looking information in this release reflects management's current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking information contained in this release includes information relating to: the Eau Claire deposit, including with respect to any potential resources, future drilling plans and upcoming drilling results; Fury's growth plans; and the future and growth and development of Fury's mineral properties.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking information reflects the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the Company's budget, including expected costs and the assumptions regarding market conditions; the Company's ability to raise additional capital to proceed with its exploration, development and operations plans; the Company's ability to obtain or renew the licenses and permits necessary for its current and future operations; and the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company's exploration and development activities. Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2020 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2020 filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place undue reliance on forward-looking information, which speak only as of the date made. The forward-looking information and statements contained in this press release represent the Company's expectations as of the date of this press release or the date indicated. The Company disclaims any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities law.

Cautionary Note to United States Investors Concerning Estimates of Mining Disclosure
The mining and technical disclosure throughout this release is made in accordance with applicable Canadian law and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"). The Company's descriptions of its projects using applicable Canadian law and CIM Standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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